SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ________.

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina  28209
(Full title of the plan and the address of the plan)

Enpro Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental
Schedules for the Years Ended
December 31, 2024, 2023, 2022 and
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Benefits Committee of the
EnPro Industries, Inc Retirement Savings Plan
Charlotte, North Carolina:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024, 2023, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024, 2023 and 2022 in conformity with generally accepted accounting principles in the United States of America (“GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions and assets (held at end of year) as of and for the year ended December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ GreerWalker LLP

Certified Public Accountants
June 26, 2025
Greenville, SC

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS:
Investments, at fair value	$366,736,110	$338,664,810
Receivables:
Notes receivable from participants	6,120,948	5,244,917
Participant contributions	−	349,089
Employer contributions	292,431	533,637
Total receivables	6,413,379	6,127,643
NET ASSETS AVAILABLE FOR BENEFITS	$373,149,489	$344,792,453

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net appreciation (depreciation) of investments	$36,820,543	$48,184,514	$(67,318,162)
Interest and dividend income	5,887,685	3,126,509	4,682,697
Total investment income (loss)	42,708,228	51,311,023	(62,635,465)

Interest income on notes receivable from participants	413,515	269,652	241,784

Contributions:
Participants	14,051,863	13,365,234	12,081,311
Employer	9,980,259	9,646,500	9,476,479
Rollovers	2,956,414	1,393,001	1,742,004
Total contributions	26,988,536	24,404,735	23,299,794

Total additions, net of investment income (loss)	70,110,279	75,985,410	(39,093,887)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	42,155,072	42,277,210	36,740,249
Administrative expenses	332,276	284,037	205,702
Total deductions	42,487,348	42,561,247	36,945,951

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	27,622,931	33,424,163	(76,039,838)

TRANSFER OF ASSETS, NET	734,105	25,869,982	(23,352,548)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	344,792,453	285,498,308	384,890,694

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$373,149,489	$344,792,453	$285,498,308

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

1.	DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all full-time employees of Enpro Inc., formerly named EnPro Industries, Inc. (the “Employer”), as well as temporary or part-time employees who have completed 1,000 service hours in the designated measuring period as defined in the plan document. Ineligible employee groups include non-resident alien employees, leased employees, supplemental contract workers, employees of an affiliated employer that does not adopt this Plan and employees covered by a collective bargaining agreement unless such agreement provides for plan participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Benefits Committee is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

In September 2019, the Employer acquired LeanTeq LLC ("LeanTeq"). In connection with the acquisition, the Plan was amended to merge the LeanTeq LLC 401(k) Plan ("LeanTeq Plan") into the Plan and allow employees of LeanTeq to participate in the Plan effective January 1, 2024. On January 19, 2024, the assets of the LeanTeq Plan were transferred into the Plan.

On December 17, 2021, the Employer acquired TCFII NxEdge LLC (“NxEdge”). In connection with the acquisition, the Plan was amended to merge the Ace Company, Inc. 401(k) Plan (“Ace Plan”) and NxEdge 401(k) Plan (“NxEdge Plan”) into the Plan effective May 1, 2023 and June 1, 2023, respectively, and allow employees of NxEdge to participate in the Plan effective January 1, 2023. On May 1, 2023, the assets of the Ace Plan were transferred into the Plan. On June 1, 2023, the assets of the NxEdge Plan were transferred into the Plan.

On October 26, 2020, the Employer acquired Alluxa, Inc. (“Alluxa”). In connection with the acquisition, the Plan was amended to merge the Alluxa, Inc. 401(k) Plan (“Alluxa Plan”) into the Plan effective May 1, 2023, and allow employees of Alluxa to participate in the Plan effective January 1, 2023. On May 1, 2023, the assets of the Alluxa Plan were transferred into the Plan.

In September 2021, the Employer sold its polymer components business unit. As a result of its sale, on January 3, 2022, the accounts of all polymer components business unit employees were transferred out of the Plan to the Altamira Material Solutions, LP Retirement Savings Plan (a new plan set up and controlled by the acquiring company). In December 2021, the Employer sold its Compressor Products International (“CPI”) business unit. As a result of its sale, on May 16, 2022, the accounts of all CPI business unit employees were transferred out of the Plan to the Howden USA 401(k) Savings Plus Plan (an existing plan controlled by the acquiring company).

Contributions - Each year, participants may contribute from 1% up to 75% of their annual eligible compensation, as defined in the plan document, as pre-tax or Roth contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Employer matches 100% of employee contributions up to 6% of the participant’s eligible compensation. The Employer also contributes an additional 2% to certain eligible employees as defined in the plan document. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and the Employer’s contributions, as well as allocations of the Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their elective contributions and the Employer’s matching contributions plus actual earnings thereon. Vesting in the Employer’s additional 2% contributions is based on years of service. A participant is fully vested when they attain normal retirement age. Prior to normal retirement age, a participant becomes 100% vested in the Employer’s additional 2% contributions, plus actual earnings thereon, after three years of service.

Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance. The loans are secured by the balance in the participant’s account. The loan interest rate is set at 1% above the prime rate, as defined in the plan document. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits - On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over an elected period of time. Distributions of the Employer’s securities are made, at the option of the participant, in either cash or shares. For termination of service for some other reason, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. Benefits from the Plan may also be made upon proper application by a participant for a proven financial hardship.

Forfeited Accounts - Benefit payments to terminated participants partially vested in the Plan include their vested portion of the Employer’s contributions. The non-vested portion of terminated participants’ account balances is used to reduce the Employer’s future contributions or to pay the Plan’s administrative expenses, as determined by the Benefits Committee at its sole discretion. As of December 31, 2024 and 2023, forfeited non-vested accounts in the Plan total approximately $40,000 and $198,000, respectively. During the years ended December 31, 2024, 2023 and 2022, the Employer’s contributions were reduced by approximately $255,000, $80,000 and $106,000, respectively, from forfeited non-vested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Use of Accounting Estimates - The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition – Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Charles Schwab Trust Company, the Trustee of the Plan. See Note 3 for a disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions - Contributions from participants are recorded as they are withheld from the participants’ wages. Contributions from the Employer are recorded in the period in which the related participant contributions are due.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. If a participant ceases to make loan repayments and management deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Employer. Expenses that are paid by the Employer are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent Events - Management has evaluated subsequent events through June 26, 2025, the date the financial statements were available to be issued.

3.	FAIR VALUE MEASUREMENTS

GAAP provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodology used as of December 31, 2024 or 2023:

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Employer securities: Valued at the closing price reported on the active market (NYSE ticker: NPO) in which the securities are actively traded.

Interest-bearing cash: Valued as of the ending cash balance plus any accrued interest held by the Plan as of year-end.

Self-directed accounts: Valued at the closing price reported on the active markets on which the individually owned securities are traded. The self-directed accounts consist primarily of common stocks and mutual funds actively traded in public markets and interest-bearing cash balances.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Mutual funds	$144,336,182	$—	$—	$144,336,182
Employer securities	7,965,580	—	—	7,965,580
Interest-bearing cash	555	—	—	555
Self-directed investments	14,930,354	—	—	14,930,354
Total investments in the fair value hierarchy	$167,232,671	$—	$—	$167,232,671
Investments measured at NAV, as a practical expedient				199,503,439
Investments, at fair value				$366,736,110

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Mutual funds	$139,110,638	$—	$—	$139,110,638
Employer securities	7,672,110	—	—	7,672,110
Interest-bearing cash	1,161	—	—	1,161
Self-directed investments	12,632,740	—	—	12,632,740
Total investments in the fair value hierarchy	$159,416,649	$—	$—	$159,416,649
Investments measured at NAV, as a practical expedient				179,248,161
Investments, at fair value				$338,664,810

The following table summarizes investments measured at fair value based on NAV per share, as a practical expedient, as of December 31, 2024 and 2023, respectively.

December 31, 2024	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Funds - Target Date	$153,849,810	None	Daily	1 to 5 days
Collective Trust Funds - Income	$12,805,582	None	Daily	1 to 5 days
Collective Trust Funds – Stable Value	$17,635,578	None	Daily	0 to 10 days
Collective Trust Funds – Small-Mid Cap	$15,212,469	None	Daily	0 to 10 days

December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Funds – Target Date	$141,025,191	None	Daily	1 to 5 days
Collective Trust Funds – Income	$2,138,089	None	Daily	1 to 5 days
Collective Trust Funds – Stable Value	$20,016,820	None	Daily	0 to 10 days
Collective Trust Funds – Small-MidCap	$16,068,061	None	Daily	0 to 10 days

4.	RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

The Plan invests in shares of the Employer’s common stock and therefore, transactions associated with the Employer’s common stock qualify as exempt party in interest transactions.

Certain plan investments are managed by Charles Schwab Bank, an affiliate of the Trustee, and therefore, these transactions qualify as exempt party in interest transactions, which are allowable under ERISA.

As described in Note 1, the Plan permits participants to borrow from their account balances. These transactions qualify as exempt party in interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.	TAX STATUS

On June 30, 2020, the IRS stated that the prototype plan adopted by the Plan, as then designed, qualifies under Internal Revenue Code (“IRC”) 401(a). The Plan has not received a determination letter specific to the Plan itself; however, the Plan’s management and tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC and, therefore, that the Plan is qualified and the related trust is tax exempt.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	PROHIBITED TRANSACTIONS

During the year ended December 31, 2023, the Employer made remittances of participant contributions and loan repayments totaling $333,487 that were in excess of the time period prescribed by the Department of Labor’s Rules and Regulations. The delay in remitting the contributions was due to an administrative error. Management is in the process of correcting the delinquent contributions.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

EIN:  01-0573945 – PLAN NUMBER: 004

	Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
	Check Here If Late Participant Loan Payments are Included X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2023	$333,487	$–	$–	$333,487	$–

See report of independent registered public accounting firm.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

EIN:  01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(e)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

	Vanguard Total Stock Market Index Fund Institutional Shares	Mutual fund	$63,888,022
	State Street Target Retirement 2030 Class VI	Collective trust fund	29,413,738
	State Street Target Retirement 2035 Class VI	Collective trust fund	23,734,463
	Nuveen Winslow Large-Cap Growth ESG Fund Class I	Mutual fund	21,172,295
	State Street Target Retirement 2025 Class VI	Collective trust fund	20,925,931
	State Street Target Retirement 2040 Class VI	Collective trust fund	19,735,612
	Invesco Stable Value Class B1	Collective trust fund	17,635,578
	State Street Target Retirement 2050 Class VI	Collective trust fund	16,305,332
	Dodge & Cox Stock Fund Class X	Mutual fund	15,542,618
	William Blair Small-Mid Cap Growth CIT Class IV	Collective trust fund	15,212,469
	State Street Target Retirement 2045 Class VI	Collective trust fund	14,944,896
	Personal Choice Retirement Account	Self-directed investments	14,930,354
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual fund	13,705,730
	State Street Target Retirement 2055 Class VI	Collective trust fund	12,745,661
	DFA U.S. Targeted Value Class I	Mutual fund	12,688,713
	Loomis Sayles Core Plus Fixed Income Class F	Collective trust fund	10,087,220
	American Funds EuroPacific Growth Fund Class R-6	Mutual fund	9,524,460
*	Enpro Inc. Common Stock	Employer Securities	7,965,580
	State Street Target Retirement 2020 Class VI	Collective trust fund	7,868,633
	Vanguard Total International Stock Index Fund Institutional Shares	Mutual fund	7,814,286
	State Street Target Retirement 2060 Class VI	Collective trust fund	6,110,239
	State Street Target Retirement Income Securities Lending Series Fund Class VI	Collective trust fund	2,718,362
	State Street Target Retirement 2065 Class VI	Collective trust fund	2,065,305
*	Schwab US Treasury Money Fund	Interest-bearing cash	555
	PIMCO Total Return Fund Institutional Class	Mutual fund	58
*	Participant loans	Interest rates ranging from 3.25% to 9.50%	6,120,948
			$372,857,058

*          Party-in-interest transaction.

See report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

By:	ENPRO INC., Plan Administrator

By:	/s/ Robert S. McLean
Robert S. McLean
Executive Vice President and General Counsel

Date: June 27, 2025